CitizensSelect Prime Money Market Fund

STATEMENT OF INVESTMENTS
July 31, 2004 (Unaudited)

Negotiable Bank Certificates of Deposit-27.0%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
1.38%, 9/13/2004	15,000,000	15,000,000
Banco Bilbao Vizcaya Argentaria S.A. (London)		
1.45%, 9/21/2004	15,000,000	15,000,000
Barclays Bank PLC (London)		
1.25%, 8/19/2004	13,000,000	12,999,116
Credit Agricole Indosuez S.A. (Yankee)		
1.31%, 4/19/2005	15,000,000 a	14,997,855
First Tennessee Bank N.A.		
1.30%, 8/10/2004	15,000,000	15,000,000
Washington Mutual Bank		
1.31%, 8/9/2004	14,000,000	13,999,966
Wells Fargo Bank N.A.		
1.32%, 8/10/2004	15,000,000	15,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $101,996,937)		**101,996,937**

Commercial Paper - 47.8%		
Bank of Ireland		
1.28%, 8/10/2004	15,000,000	14,995,200
BNP Paribas Finance Inc.		
1.32%, 8/2/2004	11,000,000	10,999,597
Depfa Bank PLC		
1.58%, 10/25/2004	15,000,000	14,944,396
Deutsche Bank Financial LLC		
1.32%, 8/2/2004	11,000,000	10,999,597
Dresdner U.S. Finance Inc.		
1.30%, 8/2/2004	12,000,000	11,999,566
FCAR Owner Trust		
1.41%, 9/13/2004	15,000,000	14,974,737
General Electric Capital Corp.		
1.49%, 9/13/2004	15,000,000	14,973,483
General Electric Capital Services Inc.		
1.09%, 8/17/2004	17,000,000	16,991,840
Greyhawk Funding LLC		
1.42%, 9/16/2004	7,000,000 b	6,987,299
Morgan Stanley Dean Witter Finance Ltd.		
1.30%, 8/10/2004	15,000,000	14,995,125
Prudential Funding LLC		
1.30%, 8/2/2004	11,000,000	10,999,603
Rabobank USA Financial Corp.		
1.31%, 8/2/2004	11,000,000	10,999,600
UBS Finance Delaware LLC		
1.32%, 8/2/2004	11,000,000	10,999,596
WestLB AG		
1.49%, 9/23/2004	15,000,000	14,967,317
Total Commercial Paper		
(cost $180,826,956)		**180,826,956**

Promissory Notes - 4.2%		
Goldman Sachs Group Inc.		
1.29%, 10/12/2004		
(cost $16,000,000)	16,000,000 c	**16,000,000**

U.S. Government Agencies - 9.3%

Federal National Mortgage Association, Notes		
1.28%, 1/10/2005	25,000,000	24,994,453
Federal National Mortgage Association , Floating Rate Notes		
1.57%, 5/13/2005	10,000,000 a	10,000,000
Total U.S. Government Agencies		
(cost $34,994,453)		**34,994,453**

Time Deposits - 11.7%

Fortis Bank (Grand Cayman)		
1.33%, 8/2/2004	11,000,000	11,000,000
Key Bank N.A. (Grand Cayman)		
1.30%, 8/2/2004	11,000,000	11,000,000
National City Bank (Grand Cayman)		
1.29%, 8/2/2004	5,359,000	5,359,000
Royal Bank of Canada (Grand Cayman)		
1.32%, 8/2/2004	11,000,000	11,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.25%, 8/2/2004	6,000,000	6,000,000
Total Time Deposits		
(cost $44,359,000)		**44,359,000**

Total Investments (cost $378,177,346)	**100.0%**	**378,177,346**
Liabilities less Cash and Receivables (Net)	**0.0%**	**(165,353)**
Net Assets	**100.0%**	**378,011,993**

a Variable interest rate - subject to periodic change.

b Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from
   registration, normally to qualified institutional buyers. At July 31, 2004, these securities amounted to $6,987,299 or 1.8% of net assets.
   These securities have been determined to be liquid by the Fund's Board.

c These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale.
   These securities were acquired on April 15, 2004 at a cost of $16,000,000. At July 31, 2004, the aggregate value of these securities was
   $16,000,000 representing 4.2% of net assets and is valued at amortized cost.

CitizenSelect Treasury Money Market Fund
STATEMENT OF INVESTMENTS
July 31,2004 (Unaudited)

U.S. Treasury Bills-90.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/12/2004	1.15	52,003,000	51,984,872
8/19/2004	1.14	1,647,000	1,646,061
8/26/2004	1.15	14,435,000	14,423,517
9/2/2004	1.14	105,935,000	105,827,812
9/9/2004	1.05	10,000,000	9,988,625
9/16/2004	.99	20,000,000	19,974,828
10/7/2004	1.26	30,000,000	29,929,650
10/14/2004	1.26	30,000,000	29,922,300
10/21/2004	1.28	50,000,000	49,856,000
11/18/2004	1.52	632,000	629,115
Total U.S. Treasury Bills			
(cost $314,182,780)			**314,182,780**
U.S.Treasury Notes-10.0%			
2.125%, 8/31/2004	.99	25,000,000	25,022,586
1.875%, 9/30/2004	1.02	10,000,000	10,013,552
Total U.S. Treasury Notes			
(cost $35,036,138)			**35,036,138**
Total Investments (cost $ 349,218,918)		**100.1%**	**349,218,918**
Liabilities, Less Cash and Receivables		**(.1%)**	**(312,200)**
Net Assets		**100.0%**	**348,906,718**